UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 8)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco Limited (“Inco”) on August 15, 2006 and amended on August 16, August 21, August 29, September 5, September 25 and September 29 and October 6, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 is hereby amended and supplemented by adding thereto:
     In a press release dated October 24, 2006, CVRD announced that 174,623,019 common shares of Inco including shares deposited by guaranteed delivery, representing 75.66% of the Inco common shares outstanding on a fully-diluted basis, were deposited to the CVRD Offer. CVRD further announced that it has extended the expiry time of the CVRD Offer to midnight (Toronto time) on November 3, 2006.
     A copy of Inco’s October 24, 2006 press release regarding the CVRD announcement is attached as Exhibit (a)(15) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Item 9. Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:
     (a)(15) Inco Press Release, dated October 24, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
Executive Vice-President, General Counsel and Secretary
October 24, 2006